Antisoma plc

Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

RECEIVED
JAN 10 A 9:

ANTISOMA

Exemption number: 82-34926

07020217

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Wednesday 03 January 2007

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

PROCESSED
JAN 16 2007
THOMSON
FINANCIAL

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

Name: Simone Tinney
Title: Communication Assistant

ANTISOMA

Holding(s) in Antisoma

London, UK, 2 January 2007 - Antisoma plc (LSE: ASM, US OTC: ATSMY) received written notification from the Goldman Sachs Group, Inc. ("GS Inc") on 27 December 2006, in fulfilment of the disclosure obligations in sections 198 – 203 of the Companies Act 1985, that GS Inc was interested, by attribution only, in 14,194,324 ordinary shares, representing approximately 3.2% of Antisoma's issued ordinary share capital.

Of these 14,194,324 shares:

a. 14,094,324 shares arose from an interest held by Goldman, Sachs & Co., acting as custodian for its customers. These shares are or will be registered in the name of Goldman Sachs Securities (Nominees) Limited
b. 100,000 shares arose from a beneficial interest held by Goldman Sachs International

- END -

Enquiries:
Raymond Spencer, Chief Financial Officer
Antisoma plc
+44 (0) 20 8799 8200

Payment of Directors' Fees in Shares

London, UK: 3 January, 2007 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that three Non-Executive Directors of Antisoma have taken part of their fees for the quarter ended 31 December 2006 in shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.

The newly issued shares were issued at a price of 38.625 pence per share, being the mid-market closing price on the last trading day of the quarter (29 December 2006). The relevant Directors have agreed not to dispose of the shares allotted to them for a minimum period of one year.

The allotment and total holdings following these allotments are shown below.

Director	Allotted 3 January 2007	Total holding	Percentage of issued ordinary shares
Grahame Cook	9,385	1,195,540	0.27%
Michael Pappas	7,281	596,352	0.13%
Dale Boden	7,524	707,802*	0.16%

* Mr Boden's total holdings include a beneficial interest totalling 638,469 ordinary Antisoma shares held by BF Capital, BFC III Ltd and by The Sentinel I Trust.

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the 24,190 new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 445,106,567.

The shares when issued will rank pari passu with the Company's existing ordinary shares.

Enquiries:
Raymond Spencer, CFO +44 (0)208 799 8200
Daniel Elger, Director of Communications
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information about Antisoma.